W. Moorhead Vermilye
President & CEO
November 17, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Michael P. Seaman

Re:	Registration Statement on Form S-3 (File No. 333-157141)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “Securities Act”), Shore Bancshares, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (File No. 333-157141), filed with the Commission on February 6, 2009, as amended on July 22, 2009 pursuant to a Pre-Effective Amendment No. 1 on Form S-3/A, along with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement registered, for re-sale, a warrant (the “Warrant”) that was issued to the United States Department of the Treasury (the “Treasury”) under the Troubled Asset Relief Program Capital Purchase Program, as well as the common shares issuable upon exercise of the Warrant (together with the Warrant, the “Securities”).  The Registrant is applying to withdraw the Registration Statement because the Warrant was repurchased from the Treasury on November 16, 2011.  None of the Securities are outstanding, and none of the Securities have been or will be re-sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

If granted, please forward a copy of the Commission’s consent to withdrawal of the Registration Statement to the undersigned at 18 East Dover Street, Easton, Maryland 21601, with a copy to the Registrant’s counsel, Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, 233 East Redwood Street, Baltimore, Maryland 21202, Attention:  Andrew D. Bulgin, Esquire.

Shore Bancshares, Inc.

By:	/s/ W. Moorhead Vermilye
W. Moorhead Vermilye
Chief Executive Officer

19 E. Dover Street	•	Easton, Maryland 21601
410.819.3047	•	mvermilye@shbi.com
NASDAQ: SHBI	•	www.shbi.com